September 14, 2018

Martin Klein
Executive Vice President and Chief Financial Officer
Athene Holding Ltd
96 Pitts Bay Road
Pembroke, HM08
Bermuda

       Re: Athene Holding Ltd
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 26, 2018
           File No. 001-37963

Dear Mr. Klein:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance